# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elmet Group Co., CIK 0002101698
CUSIP: 289395105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Portland Fish Pier, Suite 214, Portland, Maine (ME), 04101
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002129861

## Reporting persons
- George P. Schott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,100,009; shared voting power 0; sole dispositive power 5,100,009; shared dispositive power 0; aggregate amount beneficially owned 5,100,009 (17.01% of the class)

## Item 1. Issuer
Name of issuer: Elmet Group Co.
Address of issuer's principal executive offices: 2 Portland Fish Pier, Suite 214, Portland, Maine 04101

## Item 2. Person Filing
Name of person filing: George P. Schott
Address of principal business office or, if none, residence: P.O. Box 9340, 550 Center Street, Auburn, Maine 04210
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,100,009.00
Percent of class: 17.01%
Sole power to vote or to direct the vote: 5,100,009.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 5,100,009.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- George P. Schott: /s/ George P. Schott, George P. Schott (05/04/2026)